# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Julong Holding Limited, CIK 0002007846
CUSIP: G5500K102
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Building A, Times Fortune World, No.1 Hangfeng Road, Fengtai District, Beijing, China (F4), 100070
Date of event which requires filing of this statement: 06/09/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079219

## Reporting persons
- Jiaqi Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (93.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 10,000,000 Class A ordinary shares, par value of US$0.0001 per share ("Class A ordinary shares") and 10,000,000 Class B ordinary shares, par value of US$0.0001 per share ("Class B ordinary shares") held of record by Datongyi Holding Limited, a British Virgin Islands company, of which (i) 96.0% of the equity interests are held by Qiren Holding Limited, a British Virgin Islands company, which is wholly owned by Hushi Holding Limited, a British Virgin Islands company wholly owned by Mr. Jiaqi Hu, and (ii) 4.0% equity interests are held by Yueshan Holding Limited, a British Virgin Islands company, which is wholly owned by Shishi Holding Limited, a British Virgin Islands company wholly owned by Mr. Mingjian Shi. Mr. Jiaqi Hu is entitled to the voting power pursuant to the acting-in-concert agreement with Mr. Mingjian Shi, effective from May 30, 2025, which provided that, among others, Mr. Mingjian Shi shall take any action, including but not limited to vote, or cause to be voted, all of the shares of any entity of our company held by his or his holding vehicles, or over which he has voting power or control, in accordance with the instructions of Mr. Jiaqi Hu.
  
  Note to Row (11): Percentage is calculated based on the Issuer's 21,448,632 total issued and outstanding Class A ordinary shares (taking into account of 11,448,632 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding immediately after the Issuer's initial public offering of Class A ordinary shares, assuming conversion of the Class B ordinary shares into Class A ordinary shares) as of July 2, 2025, as reported by the Issuer on its final prospectus on Form F-1 filed with the Security and Exchange Commission (the "Commission") on June 28, 2025 in connection with its initial public offering (the "424B4 Prospectus") and its current report on Form 6-K furnished with the Commission on July 2, 2025 in connection with the underwriter's full exercise of over-allotment option thereunder (the "Form 6-K").
- Hushi Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (93.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 10,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares held of record by Datongyi Holding Limited, a British Virgin Islands company, of which (i) 96.0% of the equity interests are held by Qiren Holding Limited, a British Virgin Islands company, which is wholly owned by Hushi Holding Limited, a British Virgin Islands company wholly owned by Mr. Jiaqi Hu, and (ii) 4.0% equity interests are held by Yueshan Holding Limited, a British Virgin Islands company, which is wholly owned by Shishi Holding Limited a British Virgin Islands company wholly owned by Mr. Mingjian Shi. Mr. Jiaqi Hu is entitled to the voting power pursuant to the acting-in-concert agreement with Mr. Mingjian Shi, effective from May 30, 2025, which provided that, among others, Mr. Mingjian Shi shall take any action, including but not limited to vote, or cause to be voted, all of the shares of any entity of our company held by his or his holding vehicles, or over which he has voting power or control, in accordance with the instructions of Mr. Jiaqi Hu.
  
  Note to Row (11): Percentage is calculated based on the Issuer's 21,448,632 total issued and outstanding Class A ordinary shares (taking into account of 11,448,632 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding immediately after the Issuer's initial public offering of Class A ordinary shares, assuming conversion of the Class B ordinary shares into Class A ordinary shares) as of July 2, 2025, as reported by the Issuer on the 424B4 Prospectus and Form 6-K.
- Qiren Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (93.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 10,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares held of record by Datongyi Holding Limited, a British Virgin Islands company, of which (i) 96.0% of the equity interests are held by Qiren Holding Limited, a British Virgin Islands company, which is wholly owned by Hushi Holding Limited, a British Virgin Islands company wholly owned by Mr. Jiaqi Hu, and (ii) 4.0% equity interests are held by Yueshan Holding Limited, a British Virgin Islands company, which is wholly owned by Shishi Holding Limited a British Virgin Islands company wholly owned by Mr. Mingjian Shi. Mr. Jiaqi Hu is entitled to the voting power pursuant to the acting-in-concert agreement with Mr. Mingjian Shi, effective from May 30, 2025, which provided that, among others, Mr. Mingjian Shi shall take any action, including but not limited to vote, or cause to be voted, all of the shares of any entity of our company held by his or his holding vehicles, or over which he has voting power or control, in accordance with the instructions of Mr. Jiaqi Hu.
  
  Note to Row (11): Percentage is calculated based on the Issuer's 21,448,632 total issued and outstanding Class A ordinary shares (taking into account of 11,448,632 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding immediately after the Issuer's initial public offering of Class A ordinary shares, assuming conversion of the Class B ordinary shares into Class A ordinary shares) as of July 2, 2025, as reported by the Issuer on the 424B4 Prospectus and Form 6-K.
- Datongyi Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (93.2% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 10,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares held of record by Datongyi Holding Limited, a British Virgin Islands company, of which (i) 96.0% of the equity interests are held by Qiren Holding Limited, a British Virgin Islands company, which is wholly owned by Hushi Holding Limited, a British Virgin Islands company wholly owned by Mr. Jiaqi Hu, and (ii) 4.0% equity interests are held by Yueshan Holding Limited, a British Virgin Islands company, which is wholly owned by Shishi Holding Limited a British Virgin Islands company wholly owned by Mr. Mingjian Shi. Mr. Jiaqi Hu is entitled to the voting power pursuant to the acting-in-concert agreement with Mr. Mingjian Shi, effective from May 30, 2025, which provided that, among others, Mr. Mingjian Shi shall take any action, including but not limited to vote, or cause to be voted, all of the shares of any entity of our company held by his or his holding vehicles, or over which he has voting power or control, in accordance with the instructions of Mr. Jiaqi Hu.
  
  Note to Row (11): Percentage is calculated based on the Issuer's 21,448,632 total issued and outstanding Class A ordinary shares (taking into account of 11,448,632 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding immediately after the Issuer's initial public offering of Class A ordinary shares, assuming conversion of the Class B ordinary shares into Class A ordinary shares) as of July 2, 2025, as reported by the Issuer on the 424B4 Prospectus and Form 6-K.

## Item 1. Issuer
Name of issuer: Julong Holding Limited
Address of issuer's principal executive offices: Building A, Times Fortune World, No.1 Hangfeng Road, Fengtai District, Beijing, China, 100070

## Item 2. Person Filing
Name of person filing:
Jiaqi Hu

Hushi Holding Limited

Qiren Holding Limited

Datongyi Holding Limited
Address of principal business office or, if none, residence:
Jiaqi Hu: Room 2009, Building A, Times Fortune World, No.1 Hangfeng Road, Fengtai District, Beijing, China 100070

Hushi Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

Qiren Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

Datongyi Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Citizenship:
Jiaqi Hu: People's Republic of China

Hushi Holding Limited: British Virgin Islands

Qiren Holding Limited: British Virgin Islands

Datongyi Holding Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover pages.
Percent of class: See the response to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the response to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Jiaqi Hu: /s/ Jiaqi Hu, Jiaqi Hu (08/05/2025)
- Hushi Holding Limited: /s/ Jiaqi Hu, Director (08/05/2025)
- Qiren Holding Limited: /s/ Jiaqi Hu, Director (08/05/2025)
- Datongyi Holding Limited: /s/ Jiaqi Hu, Director (08/05/2025)